Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Colombier Acquisition Corp.

Commission File No.: 001-40457

Date: June 20, 2023

Liberty Lockdown – Interview with Michael Seifert

Liberty Lockdown, Rumble

June 20, 2023

Clint Russell: Welcome everybody to another livestream edition of Liberty Lockdown. This is Clint Russell. As you guys know, I’ve been covering ESG for two years with you. You are well aware as to its nefarious, secretive ways of taking over the capitalist model. Well, there is a company out there called PublicSq. that has been doing what I’ve been praying for for quite some time. And I was fortunate enough to be able to get the CEO of PublicSq. on. What’s up, brother. How you doing?

Michael Seifert: Hey, man, I’m great. How are you?

Clint Russell: I'm good. I'm good. Michael I- look. So I'm not even kidding. When I heard about your company. I was like, finally, finally. This is so good. But before we do that, I wanted to mention I am born and raised and spent up until the lockdown of 2020, I was a Carlsbad native and I saw Carlsbad is where you founded the company.

Michael Seifert: No way. Okay. I, you know, obviously we were just chatting before this stream. And you said I’ll wait to explain my backstory for when we are on the camera. Obviously, for a little bit of a surprise factor. I'm amazed by that. I had no idea that you were a fellow Carlsbad native. And actually, you know, a lot of times people say San Diego. What they don't realize is San Diego is a massive, massive county, three and a half million people. Being from Carlsbad is very different than being from Imperial Beach or some other part of San Diego, Alchone, Santi wherever you might be. So, for anybody listening, when you meet a fellow Carlsbad native that's that's pretty special and very cool that now I'm in Palm Beach and you're in Miami so that…

Clint Russell: I know right? Well, we both had to flee Gavin Newsom and his reign of terror. But yeah, I had a house on the Laguna Buena Vista lagoon on Jefferson Street and played beach volleyball three, four days a week at the Carlsbad village beach. It was like it was the best. So, it's just when I saw that in your bio, I was like, you gotta be kidding me. What a small world. So anyways, the fact that two guys from Carlsbad both see the ESG beast for what it is, and you're actually creating, you know, I created the media apparatus to try and take it down. You're creating the company apparatus to try and take it down. I was like, well, we got to meld these mines, brother let's do this. So, give me the backstory. What was the inspiration to do it and what is your company doing?

Michael Seifert: Well, yeah, we'll start with the latter half of that question. We're the nation's largest marketplace of businesses that have refused to bow to the ESG and DEI cult. So, we are because I really do believe it's that I believe that it's a cult that operates under these philosophies that have driven our economy into the ground and with it civil liberties. So, I've been witnessing the rise of ESG for the last two decades and feeling really disheartened by it. And so, our drive was to create a marketplace where those philosophies would not be present. So, we have over 55,000 business vendors from all different industries that have joined together and have basically agreed with our set of core values that indicate that they stand for the values that have built this country and stand against the values that are trying to tear it down, most notably found in ESG and DEI, and then we allow for consumers to actually shop from those businesses. We're actually a digital interactive marketplace. We have over 1.1 million consumer accounts on the platform that are actively engaging with these businesses, when we're truly creating a parallel economy. We just launched nationwide less than a year ago. So that's what we're doing. We're at PublicSq.com. We're also on the app store. Or on Google Play. But I really have started this out of frustration. I feel the frustration that you feel watching our country die because of these ideologies. And while at the same time I had this frustration, I also had a lot of hope for what could be if we were to write the path, and ultimately after watching corporate entity after corporate entity turned against me and my family's values, finally, we said enough is enough. In January of 2021, my wife and I pulled out a piece of paper and on it, we had a list of all the different businesses that we could feel confident supporting. Because we knew the owner, we knew the values that they espoused, we knew that ultimately those values aligned with our own. And so, we said you know what, now we're going to these 20 to 25 businesses. And we gave that list to a few friends, put it in a few Facebook groups. And that morphed into this desire for what if this list could actually expand and businesses could add themselves to it and we could put in a digital environment so that other people could have access to the list and that was literally 29/30 months ago. Now today, we again have over 55,000 different business vendors, over 1.1 million consumer accounts. We actually hit a million members faster than Twitter. Platform growth. It's been pretty amazing to watch how this thing has blossomed and it's all happened with a pretty lean and mean team that's just passionate about saving our country through the powers of commerce.

Clint Russell: And let me give you some branding help. How about the Amazon of businesses that don’t hate you?

Michael Seifert: Yeah, that’s a good way to word it. That's pretty much encapsulates what we're trying to do here.

Clint Russell: Yeah, I love it, man. All right. So I’m sure a lot of people that are, you know, intentionally daft will say, Well, isn’t this just reverse ESG that you’re putting some sort of restrictions on these businesses? But obviously the answer to that is that this is consumer choice. I mean, you’re just, you’re just basically allowing consumers that share these values to see companies that share those values. I do want to dig a little bit deeper, though, into the you describe it as patriotic businesses. What are the what is the litmus test to meet your criteria?

Michael Seifert: Yeah, that's a great question. And actually, I'll read kind of our five core values, but then I want to I want to touch on the point that you address related to how we're actually different and not just a right wing version of ESG. But our values are simple. The number one: we're united in our commitment to freedom and truth. That's what makes us Americans. Number two: we’ll always protect the family unit and celebrate the sanctity of every life in the PublicSq. Number three: we believe small businesses and the communities who support them are the backbone of our economy. We do fundamentally stand against globalist multinational corporations that do not treat the American consumer as paramount. Number four: we believe in the greatness of this nation and will always fight to defend it, ultimately, we do believe in that sort of airplane analogy where if the cabin depressurizes in an airplane, the mask drops and you're supposed to put your mask on first before you help other peoples with their masks. Same thing goes for foreign policy. We should focus on our economy and our people first before we worry about taking care of the issues of the world. And finally, number five: our constitution is non-negotiable. Government is not the source of our rights, so it cannot take them away. Our rights come from somewhere. They're not given to us by government; therefore they cannot take them away. I think that one of the greatest crimes against humanity we've ever witnessed is that during the COVID season, which was the heart of when we started, government came by and said that some businesses were essential, and others were not essential. We fundamentally disagree with that premise. And so those five core values that I just articulated, businesses see as the first step of signing up and after agree to respect those values. They’re not going to spend time money or resource antagonistically against those values. Then they’re passed off to a vetting team. The vetting team conducts a cursory search the internet, make sure that they’re aligned on both values and quality and then submits them live to the platform. There’s one really important factor that I want to highlight to your point about how this is not just like ESG there’s a massive’fundamental difference. Not only is this not a total immoral, egregious act of stakeholder realism instead of shareholder capitalism, but also ESG requires businesses to do things. You have to hire along a certain quota line. You have to support these organizations. You have to spend X amount of dollars on clean initiatives, you actually have to meet quotas related to who you donate to. It's all of these principles that you have to actually do. You have to actually spend money. You have to share resources with these certain principles that ultimately just give the central authorities more power. Our value statement is fundamentally the opposite. You don't have to do anything. We're just asking that you don't do X, Y, and Z things that will ostracize our consumer base. You don't have to do anything when you join our platform. In fact, the average business that's on our platform is like hey, I'm not political at all. I just like these principles. Can I join? I agree with these things. And I certainly don't do anything to the contrary of these things. Like yes, absolutely. As long as you don't act in such a way that inhibits the ability for these liberties and principles to be advanced in the marketplace. Come one come all whether you're an American flag waving super patriotic person, or you're someone that's like, you know what, I just provide a really quality product and I certainly don't bow to the ESG/DEI stuff. I think that's destructive. Welcome.

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Clint Russell: Right. Well, it’s kind of a positive rights versus negative rights argument. It’s like you’re not asking them to do anything. You’re just saying don’t do don’t insult your customers by going against their fundamental core beliefs. It does. It does strike me though, that this is kind of remarkable that we’re to a point where this is necessary. You know that you have to actually tell businesses, don’t insult your customers. I mean, how the hell did we get here? I know the answer. But what’s your what’s your opinion?

Michael Seifert: Well, I think it's twofold. One is on our side, because I think we should take responsibility first we got apathetic and when I say we, I mean that collective America. That is generally tired of this nonsense. We got apathetic four decades ago, we should have realized they started doing this when we started seeing companies push progressive ideology that often mimicked the rhetoric of the regime of the day from a government perspective. When we started seeing that take place, and we started seeing corporate boardrooms, become infiltrated with diversity officers and inclusion, police and sustainable programs and all these different things. And when we started hearing people like Jamie Dimon talk about how we need to socially engineer society so that we're factoring in other stakeholders besides just our consumers and shareholders, like the climate or the marginalized communities, wherever it is, wherever that that rhetoric started taking place. And our response was apathy of like, well, you know, these companies are still convenient, so I'm still going to shop from them. That was the beginning of the end. I mean, that's when we really started to see a massive downfall because the cultural degradation that's taking place in the marketplace was sort of gradual, and then suddenly, a lot of people kind of woke up to it recently with Bud Light and Target and Chase and Bank of America canceling people's credit cards and Venmo doing that nonsense and PayPal coming out and finng people for misinformation. I mean, all of that I just described is taking place in the last 12 months. But those people that did that were hired a decade ago. And so, you remember the Bud Light VP of Marketing said that she believes she had a mandate to reform their brand, like that didn't happen overnight. And so, I think number one, it was our apathy. We let that happen. And we prioritized convenience, and we sold our soul as a nation on the altars of cheap convenience, and a bunch of crap made from countries that hate us, when we should have realized the sort of dragon that was emerging behind the scenes. The second thing I would say is that ultimately, you know, part of the way we got here is obviously the fact that the Marxists in our society were very creative and clever, and they recognize that we can actually have a lot more cultural damage, and change society toward our liking, if we will not just focus on the presidential election, but recognize that every day you can vote with your dollars, and we're going to infiltrate the classrooms and the boardrooms. And hence why we're seeing teachers believe that they're supposed to be progressive evangelists for Pride Month and all these other things and we're seeing companies believe the same. They've turned into political organizations. I think those two factors together, the fact that boardrooms have been adopted by radical activists and the fact that we got apathetic in the process led us to where we are today.

Clint Russell: Let me give you a third in August of 2011 Barack Obama puts out an executive order for diversity, equity inclusion departments in every federal department in his government, that's all of them. So, DEI was implemented as a federal mandate via Executive Order, executive fiat, as far as I'm concerned, constitute unconstitutional on its face. Donald Trump comes in December, or I think it was November of 2020. Right before he's out of office, and he uses an executive order to undo Barack Obama's executive order two months later. Joe Biden's first day in office, he uses an executive order to undo Donald Trump's executive order to re implement Barack Obama's 2011 executive order to have DEI throughout the federal government. The reason I bring this up is to say it is not strictly coming from private business businesses. It's not even coming exclusively from the United Nations and the World Economic Forum. This is a federal program, and they and as you know, because we have such an outrageously large federal government that that wield so much in, in our in our money that they are able to dictate to these businesses if you want or any of our tax largess if you want any government contracts, you have to get on board with DEI. So, once they have already gotten their foot in the door, they're like vampires, once they already have their foot in the door, and they've already said Hey, if you want to have any federal contracts and guess what the biggest employer on Earth right now is the US federal government. And they're doling out a ton of government contracts. Well, what does that mean? It means that the vast majority of Fortune 500 companies got on board right away and they implemented DEI programs just so that they could still do business with the federal government. This is a big problem, and I don't think that we're going to be able to out compete it strictly by doing what you're doing. I think it's a huge aspect to it. But I ultimately, I think that we need, you know, federal regular regulation or some or undoing of the federal regulations so that this stops happening. Anyways, any thoughts on that?

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Michael Seifert: Well, I think you know, it's interesting. You just highlighted actual fascism. So…

Clint Russell: Yes, I did.

Michael Seifert: The community that always says that we're Anti-Fascist, yet also echoes the exact message of the largest corporations in society and the federal government. It's just all ironic, because actual fascism is when big government is in bed with big business to conduct the same political goals. And, and they weaponize their standing in society in order to do that. And they silence opposition. I mean, this is exactly what we're seeing. Again, when PayPal largest payment merchant service in the United States comes out and begins to be the arbiter of truth fighting for misinformation, and they've gotten a lot of government subsidies and relationships with, by the way, big banks. Again, I mentioned Jamie Dimon, you can't overlook that reality. The only reason Chase is able to exert such dominance over society is because they're friends with the government and Janet Yellen overlooks everything that happens there. Regulatory agencies don't touch them. So, Jamie Dimon and Biden go hand in hand. And then if you're a growing business, and you want to get a loan from one of those banks, and those banks will issue those loans based upon your ESG score, like you're screwed. That is fascism in a nutshell. And you can even kind of call it an oligarchy because it's it's sort of all centralizes around these consolidated halls of power. But we criticize China so much and it's like we're doing the same thing. Exactly. The CCP has a board member, a board seat on every major company. In their country. We have the exact same thing here. We just call it inclusion officers and so at the end of the day, you know, we in the United States like to sit on a moral high horse, but the reality is, if you look at what's happened even over the course of the last six months, like I hope it's been a sober a wakeup call for Americans to realize that like our enemy isn't abroad right now. We have a federal bureaucracy that has completely abused the rights of millions of Americans. And when they can loop in companies to be the sort of weapons that they use to either promote or silence people based upon whether or not they agree with the government. Like that's a really dangerous road to go down. So yeah, we're tackling the consumer spending side. But don't mishear me to gosh, we need an investor side like we need people to invest money in alignment with their values. You need to pull your funds from these companies if they are abusing your civil liberties and you're just general values. Also,we need a federal government that is completely detached from big business and stopping giving these favors and handouts. Again, I echoed this in the early point but when government came and said that some businesses are essential and other businesses are non-essential, and the delineating factor was how much that business agreed with the government. Like, that's a massive problem. That's the downfall of your economy. And so yeah, I mean, man, what you're highlighting is so important. We are living in an oligarchic slash fascist society

Clint Russell: And Antifa was on their side.

Michael Seifert: And Antifa is on their side. All the celebrities are on their side, and yet they're claiming their anti-establishment. Like I remember when Rage Against the Machine was like a band that I liked. It was it was “F U I won't do what you tell me.” Now, it's like “rage for the machine. And by the way, we're sponsored by Pfizer and moderna.” So, you know, we've really lost our way, but what we try to encourage consumers of it's like, you got to start somewhere. And I'm hopeful for the future of our country because I believe that most Americans aren’t down with what's happening now. We're finally awake to it. So, like, start with at least shifting your cup of coffee spent, like it's got to start somewhere. And we think that ultimately it should start with consumers.

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Clint Russell: No, I love it man. And, you know, as they say, both foreign and domestic, we must defend the Constitution against, and I think that most of our most pressing enemies are unfortunately domestic at this point. It's really concerning, but I want to dig a little bit deeper into why you think cause I have my own assessment as to let's just keep in mind. Joe Biden could’ve used day one of his presidency to try and use an executive order to forgive student loans or do some other unconstitutional bullshit. He didn't. what he did use on day one of his presidency was to undo Trump's EO and to re implement DEI that says a lot. I don't think people are really processing how meaningful that is. There's another thing he did on day one is that he directed the FBI and just the DHS all of the, you know, domestic spying apparatus, to reorient themselves to domestic extremism as opposed to foreign terrorism. Those are the two things he did on day one of his presidency, people will need to internalize that. I think people need to understand you have a government which is turning itself against you explicitly so, and I feel like people are asleep to how unbelievably dangerous that is.

Michael Seifert: Well, I think you're spot on. And I think even to take it further. What a lot of people don't realize is that what we see happening in the news can just as easily happen to you. And if they can cancel the sitting President of the United States back in 2021/2020.

Clint Russell: They canceled him last week, Michael. I mean, he was he was trying to defend himself by being put in prison for the next couple 100 years and MSNBC and Rachel Maddow is like, we can't have him speak because he might lie. Crazy. That's what they'll do to a billionaire. A former president, billionaire.

Michael Seifert: Imagine what they'll do to you. I mean, you know the recent story obviously, was that guy who was in an Uber driver or in an Uber car and there was a thought that he might have raised a racial slur and so it was reported and then Amazon got ahold of it and they shut off access to his smart home. I mean, it's like, hold on, the social credit score world can quickly come for you and if you're think you're invincible to it, try speaking a few words out against the government on an issue that they do not want the truth revealed on on social media and watch how quickly your reach evaporates.

Clint Russell: Well, it just came out today that the I don't know if it was State Department or DOD. I'm not sure who it was. I'd have to pull it up, but they are spying on us to see any current or former or recently retired or ousted DOD officials. If there's any bad talk about them online, they're monitoring that. You know crazy that is that they're just they're monitoring whether or not I think John Brennan is a traitor. Let me say it explicitly. I think John Brennan is a traitor.

Michael Seifert: You and me both.

Clint Russell: Yeah, so but just I mean, it just the Panopticon of totalitarianism just continues to roll itself out and seemingly unabated and seemingly with very few people, you know, really like feeling it as opposed like I think we kind of like we all if you're not totally within the matrix, and you've kind of like unplugged a little bit, you can see it you can be like you sense that this is getting really bad, but most people still I don't feel like they are internalizing how grave this is like these are there are moments in history. Solzhenitsyn famously wrote about it. Like if we had just done something sooner, and I feel like that's where we're at. Am I am I wrong? Tell me I'm wrong. Please tell me I'm wrong.

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Michael Seifert: Dude. I wish I could. I mean, you brought up Solzhenitsyn. When people ask him how the Soviet Union fell into communism, like the answer was because men forgot God and they didn't love freedom enough, and it's like, so if you don't if you don't realize that the battle is far greater than right or left this is a deeper political or just a deeper spiritual battle. Like there's there are far greater forces here happening like some of these people are really evil. Most people are not evil. Most people just kind of go along and get along. But there are people that absolutely do not believe that you deserve to run your own life because they think you're stupid, and they don't think that you have the ability to contribute to society in a way that would be beneficial to yourself or anybody else. And they believe ultimately that we should have fewer people that are more perfect in nature, running things because they have access to knowledge that you do not. That's actually how they view you it is and so I think, you know, my my big ask if anybody has ever talked to you about deeper issues like this is please recognize that there are two massive things at play here. One is this is far greater than politics. This is deeper than right versus left. There is a big club and we're not in it. They absolutely do not believe that you should be able to run your own life. And they will do anything to make sure that they're exerting that belief. And number two.

If you think that one day when it's bad enough, I'll start speaking out and I'll start standing up and I'll start living differently. And start spending differently. And I'll start raising the flag, like it's going to be too late. That's what everybody who has ever experienced the downfall of a culture has always said, and that's why like in Rome, obviously, so long as the people have bread and circuses, like they didn't really care. They were kind of just there for and then Rome fell before their very eyes. I think the same thing is happening today. It's like we're still too comfortable. We're still to convenienced. We're still too safe. And, you know, we're seeing that ultimately, at the end of the day, like a lot of people will sacrifice a lot of liberty for some momentary conveniences. And as Benjamin Franklin said, like ultimately anybody who's willing to sacrifice liberty for safety doesn't deserve either. And we're not going to…

Clint Russell: And we'll get neither, and your point about bread and circuses people forget this, but all of the major sports leagues were shut down in the summer of 2020, which happened to coincide with the Summer of Love, which was, you know, burning and writing and craziness. So, I think that that's really true that like, we need some sort of external competition to witness so that we don't go at each other. And that's what professional sports in my opinion, serves to do. And don't get me wrong. I absolutely love professional sports. I'm a huge fan. of baseball and basketball and football, but it just it's so obvious that we are we are very, you know that we're in a cognate. It's not it's not the exact same but it's certainly similar to, you know, barbarians in the Coliseum type stuff. It's like we just have to have these distractions and when we don't, we suddenly realize that we hate each other and then we all start burning things down. And that's not a good, that's not a good place to be. Particularly when you have a government that's willing to shut down all sports leagues for no apparent reason. It's just it's just really scary. Honestly, it's just scary. I don't even know if I have a question. For you other what keeps you hopeful?

Michael Seifert: Man, I bank with a bank that likes me. Clothes from companies that like me. I have my insurance through people that like me. I have restaurants that I go to from owners that like me. What keeps me hopeful is ultimately that there is this entire movement that's emerging of people that are tired of this that are actually really good people that love the country and love the liberties that have secured it and loves the Constitution and values that it protects. Like, there's this whole movement of tens of millions of Americans that have been totally forgotten. And actually, to put some more numbers around it, if you utilize election data from 2020, this cohort of Americans that are very proudly patriotic, love the Constitution have more traditional family values. It's actually the third largest economy in the world by GDP. It's over 30% of American GDP, which means it's literally just behind China and higher than Japan. So, if you think about this massive emerging market that's been totally unaddressed. And then you think about all the opportunity to serve that constituency with products and services and businesses that actually appreciate respect their values, and economic force that that can be over $7 trillion in GDP, you start to get really hopeful. And, you know, I think that ultimately, what drives us is like if you're a Christian, conservative mom from the Midwest, for example, like there's not a brand in the country that's talking to you. So tell me, Yeah, exactly. What we're doing is building a marketplace to service that constituency that's been totally forgotten. And now like, man, I'll tell you, Clint, when we started this, I'm from San Diego moved to Florida, as we just talked about, you know, I wasn't really sure how many businesses would sign up for this. And it was September of 2021. And we were soft launching the website and the app. And we had 150 businesses in San Diego and 1000 consumers. And it was this awesome, humble, small community. And we literally got those businesses by just going by and knocking on doors and saying, Hey, you like these values? Would you agree with this? Do you want to sign up for this? Here's kind of the heartbeat behind it et cetera. Well, what's really cool is that once a few started signing up themselves, and that few turned into a dozen and a dozen turned into a few scores and then that turned into hundreds and then that turned into thousands. And what we started learning is that like, there's really strength in numbers. Now today, we don't have to ask any businesses to sign up. In fact, I would be willing to say that at the conclusion of this podcast, we'll go and we'll check our business numbers and hundreds more will have signed up. Because there are people out there all over the place that are just looking for a few to stand. And thankfully for all of us, there are a lot more than a few of us. And so that gets me really hopeful. I think there have been a lot of us that have been unheard for too long. And we're done with that.

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Clint Russell: Well, thank God not a moment too soon. And I think you're exactly right that the demand for the product that you were offering was there before, you know anyone really realized it and now you guys because you have some names, name recognition, are starting to grow organically because there's just a ton of demand for this. And I'm very grateful. I wanted to ask you a little bit about when you speak to these businesses about whether or not they want to sign on. Is there a conversation being had about ESG? Are the corporations in America or those smaller businesses in America aware as to how this is happening? Because I'm I don't know. I don't know if they like if there as aware as you and I are?

Michael Seifert: Yeah, ESG is definitely not a phrase that's utilized as much in the small business community. And as a reminder, you know, small businesses are obviously making 30 million or less a year. That's that's not a term that's used as often because there's no investment mandates for small businesses that are they're not securing major corporate loans. They're not publicly traded. And so, with that, while they the phrase ESG, you don't see as many of those statements on a small business's website in a coffee shop. What what we do talk a lot about are sort of the separate issues of ESG so the environmental, the social and the governance side, and DEI. Same deal diversity, equity inclusion, and what you'll see often is that a lot of these small businesses face pressures on one of those individual pillars, even though it may not be packaged as the entire philosophy because that really started as an investment philosophy. And so, you know, what we see a lot, for example, is a coffee shop with a diversity hire quota. And they've been really pressured by some small business association in their community to hire a certain amount of genders or ethnicities or races or whatever. And so, when a business is willing to step out against that, and make it very clear that that's actually not the way they're going to conduct their operations. Like that's normally a great fit for a platform like ours, right? You also see it when it comes to environmental stuff. So, if you see small businesses that are committed to a certain amount of sustainability with their products, that actually really end up carrying an excess cost to the consumer. Like that's, that's not for us, by the way, because not because we don't care about our environmental stewardship, or whatever. I like clean beaches; I like Carlsbad to be nice and clean. The way you get there, it's not by. excluding plastic straws or mandating a certain level of sustainability and your small business. that's not how you get there. The way you get there is actually by publicly speaking out against these government programs that have funneled money to corrupt actors claiming to operate in the best interests of their cities, while feces and heroin needles are unabated all over the streets like San Francisco.

Clint Russell: And also also the the millions of masks that now line our sea shores you know our shores. It's like, maybe we don't mandate that too.

Michael Seifert: There's actually a great example of this in San Diego. You might remember this a few years ago, there was a government order that came down on the city council that basically said that storefronts could no longer issue plastic bags for free. Well, a lot of businesses went on with this thinking that they were doing good as part of this new initiative out of the city council. The challenge was all of a sudden about six months later after this came into effect. A lot of San Diegans started realizing that the streets became far more filled with trash and feces and drugs and like leftover food and all these sort of things. And it became such a matter of urgency that it was brought up in multiple city council meetings and everyone asked what the heck happened. What they were able to trace this back to was the fact that the homeless population when plastic bags were allowed for free and they didn't have to pay for them. They would package their trash, their feces, and other things in these plastic bags, and then they would throw it away. So, it actually kept the streets cleaner and safer. When they outlawed plastic bags. What are the homeless to do? They don't have anywhere to put that anymore. So, it's all over the streets. So, people think they're solving problems. And they think in their wonderful virtuous compassion that they're helping. And they're not they're not helping, by mandating that a business take actions based on a fleeting emotional response to an actual complex issue. All you will ever do time and time again is make the process worse. And stifle business and individual liberties in the process.

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Clint Russell: And so, people in my economic camp had made this point forever that you know, there are knock on effects when that you ignore when you have central planned economies. And that’s essentially what we’re describing here is that you have you know, these little city councils and things like that, that are fiefdoms that just dictate what all of these businesses must do, as opposed to turning towards these businesses and saying, Hey, these are some problems that we’re seeing. What do you guys think we should do to alleviate them? In which case those actual entrepreneurs, the people that have put their blood, blood, sweat and tears into these operations forever, might have some feedback for you that that could surprise you, but they’re not interested in that because they look they have such an antagonistic, bordering on hateful relationship with local businesses and you know, having been one in Carlsbad, I know it for a fact. And, and I, for the life of me, I couldn’t understand it. I was like, We are the lifeblood of your city, were the revenue that keeps you afloat. But then I found out that through the World Economic Forum, they were actually implementing it or implanting, I should say, die and ESG into city councils all the way down to the local level brother like this is crazy and and it all happened under the you know, the cover of darkness. Nope, no one was aware that this was happening. So I feel like we’re, we’re 10 years deep into this or you know, 15 even and, and we’ve only really begun to fight back so, but for that reason alone, I’m hopeful because, you know, they have a huge leg up in terms of the amount of time that they were able to get this started, but we’ve just began to fight and it’s already, you know, showing cracks in their armor.

Michael Seifert: Well, and I hope everyone catches what you just said, which is really important. You talk to the long game of this, I think something that’s I actually think the left is better at understanding the authoritarians and society are better at understanding is the importance of fighting for the long game. I think sometimes we as more conservative or libertarian type of people can tend to fall into this sort of society so crazy and eventually they’ll kind of wake up like that we’ll be able to turn that time real quick once things hit a boiling point to and I think that conservatives are probably more in that camp than libertarians. And by the way, I would call myself more of like a conservative populist. So, I you know, I I definitely can find myself and other friends in that camp where it’s like, we’re still kind of hopeful and idealistic of like, what the world could be as long as our guys run the government and like that, of course, that’s like a stupid idea to many.

Clint Russell: In my camp were like, you’re

Michael Seifert: Dude, you're insane. So I'm fully admitting that sometimes that's that's wishful thinking. But at the same time, I think that one thing that everyone needs to get better that isn't progressive authoritarian is recognizing that the long game has to be prioritized. This change is not going to happen overnight. Back to our values, because ultimately, not only is it a complex problem, but it was a complex problem that was created over decades. And so, you know, my encouragement to people all the time, too, is like even when we talk about things like manufacturing and moving our production back to our shores, you're not going to ditch the way we've been doing things overnight, but you have to start somewhere because here's the other risk. Some people will get really sad at what I just said and be like, Well, yeah, like we can't it's gonna take too long I use an iPhone, we we drive their cars, we use their banks like we are just we're too entrenched in it and what I like to encourage people of is don't let your heart be so troubled that you swing that direction into nihilism, like you have to recognize we start somewhere ultimately, you know, this Bud Light thing I actually think is pretty telling, like, Bud Light took a real strong bet on dei nonsense, and it is hit them hard. Like really hard there. They're not admitting it. They kind of are with these little subtle statements. It's bad. And ultimately at the end of the day, like Target Same deal when your stock has been downgraded three times now. And Elon Musk is calling for a class action lawsuit out of the shareholders to the Target CEO and the board. They're like, we're actually winning, we're making some headway. The biggest risk we want at this part, at this point is letting off the gas and saying not too big, the behemoth is too large. It's too it's too much of a monolith. It's too centralized. We just can't tackle it. My encouragement to people is actually very opposite. Start somewhere, have the long game in mind recognize that this is a two-decade play. But ultimately, the average life cycle of a civilization in the western world is about 250 years, United States celebrated as 248th birthday this summer. So if we do not recognize that like the future of the Republic is on the line, then sure we might fall or apathy and convenient swims again, but if you recognize what's on the line, and that we have an opportunity to secure another 250 years of liberty, if we play our cards right, then you might be willing to prioritize that long game and that's obviously what I hope and pray for all of us.

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Clint Russell: Yeah, well, me You and me both, I may not be so optimistic that we can get another 250 years but I would certainly like some more years. And the well actually I have a great comment here. Carrie heres personal testimony. “I added my solo firm to PublicSq. several months ago. At that time, there were around five listed businesses between office and home 15 minutes in from the burbs. Now there’s a few dozen.” So, as you were describing the growth is truly organic and and I love to see it and let me let me also double down on why these seemingly minor consumer decision making changes have such a an outsized impact. I mean they they really grow upon themselves. You see it with just deciding which beer I mean, all the beers Bud Light and Coors Light. They all taste essentially the same. So, it’s like it’s just purely a branding thing. So, if you if you decide that I’m not going to buy Bud Light anymore, in fact, I’m going to use a local company. I’m gonna use a company that shares my values. You get to create that that, you know, political contribution stream that comes from that successful entrepreneur that actually has your values in mind so that when they come to a position of being the billionaires of our world, they can actually start to help with course correction and hopefully, you know, buying politicians for the sake of liberty as opposed to, you know, grifting additional tax dollars into their pocket books. I think that that people are underestimating how significant of a change that is it you know, even though Elon Musk is deeply flawed, you know, the fact that a guy with his worldview became the richest man on earth and use decided to use some of that money to give us a little bit of our speech rights back. That that has changed the world. I mean, it really really has and and I want to see more and more people that share my values. Being the tycoons of the next era. And I think that, you know, PublicSq. can do a lot in that direction of lifting up some of these small businesses and allowing them to compete in a market that they otherwise could not have competed in like Disney, for instance, has all of the DEI and the ESG criteria. down pat, and they are completely insulting and alienating half if not more of their customer base by doing so. But because of the DEI and ESG requirements within the financial world, no startups can actually rise up to compete with this Goliath of Disney. Well now if you have consumers that are that have an option and an avenue to do so like your company. Well, maybe they can. So, I think that that’s I’m a lot more hopeful in that regard. And I think that that, you know, people go like Oh, you know, if I stopped buying Bud Light and I buy this like it’s not gonna fix it, it’s like, well, it’s a big part of it, actually. And I think you identify that as well.

Michael Seifert: Well, I do and actually, you know, not only is it on a macro level, actually fixing things, the small actions combined. on a micro level, it's the right thing to do. Like wouldn't you morally rather support a small business in your community that is aligned with you and the goals of your community and wants a better country and isn't like lecturing you about gender? Isn't that just a better thing? Like I understand that. We all obviously have different worldviews and sort of a fundamental understanding of what's right and wrong, like but the social contract of our society for a long time, asserted that like you're supposed to support your local community, like it's just what you do as a good American, like you should start there. And so even if it's as simple as like, I'm leaving bud light because they're abusing my family's values. And this is nonsense, and like, I'm tired of being lectured about gender when I'm trying to buy a beer. And instead, I'm gonna go to this local brewery like in San Diego, we've got Mike Hess an incredible liberty loving dude, who's on the app like amazing alright, so I'm gonna go to my cast instead. I should feel a real sense. of purpose in that purchase, I should feel a real sense of like, moral validation in that transaction. And there are a lot of reasons for that. But even that alone should be enough. And I think that on the micro level, people need to recognize that like our small business community is at risk in your own town. I don't even know where you live, random listener who's amazing and loves liberty and loves the country like I don't know where you live. And I can tell you, your small business is at risk because of these things happening in society that are trying to remove the values that built your community in a special manner in the first place and the way to combat it is supporting the right folks within your town that actually agree with your values, like the worldview and even if they don't necessarily align with you, on every little point, at least want the same sort of future for the country that you do. And in that process. What's really cool is that the more that those types of businesses actually prosper it creates a flywheel of capital, that becomes really self-sustaining and then advancing, they're able to grow in a larger capacity, fill their inventory in a better way, move their manufacturing back to our shores because they have more money in their pockets and better margins, etc. Like we have to support those folks because they're getting no handout from the government. Certainly not and they don't have the financial firepower to lobby the government. like Walmart or some of these big corporate entities do on top of that, you know, I often think to Clint that, at the end of the day, the next decade is gonna be really telling for the overall economy in terms of whether or not we're going to end up in sort of a renter’s dependency class. Versus like, an individual liberty, embracing functioning economy. It's all going to come down to consumer spending, in my opinion, because however much we are willing to sacrifice of our values for subscription services from the same five companies that hate us, versus taking the extra effort, shop and local go with the folks that we know in our community, and that's gonna determine a lot of that but here's what's at stake over the next decade. Over 70% of baby boomer operated businesses today will be up for sale. Okay, that's over $10 trillion in assets. That is going to be up for sale in the next 10 years. One of two things can happen. Those businesses can either sell to a great entrepreneur that's in the family or in the community that keeps that spirit of that small business alive, or they can be bought out by a bank that's beholden to BlackRock and Vanguard or a private equity firm that really hates you and your community. Like those are the only two options. And that's the future of our country right there. And so, you know, I like to encourage folks off and if you want to make sure that money stays in the right hands because ultimately if you want to see how decisions made in society look at who profits so if you want the right people to profit, which are the people in your community that love the country, love your freedoms and would never abuse those rights. If you want them to prosper, you got to support them. You can't say I want that, but I'm still only going to shop from companies that offer me subscription services that arrive via drone on my doorstep in an hour. Like that's not gonna work. I totally agree.

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Clint Russell: And this is why you know, contrary to some people in my audience that do not love Tim Poole. I think that what Tim is doing with his revenue stream from his YouTube channel, and you know, bringing in Dissident Voices, people that are not able to get on any big platform elsewhere. Certainly, the corporate news doesn’t want to talk to someone like me, but I’m in negotiations to work with Tim and to be on IRL. You know, multiple times per week and to do my own show, and this is setting me aside. You know, he’s using his revenue from YouTube, which obviously hates all of us, including me big time. He’s using that revenue to, you know, fight the culture war and to support these businesses that you’re describing, that are rising up to try and compete with the woke capitalism, the ESG, the DEI, all that nonsense. And I think that he gets it. He does you know, whether you agree with everything he says politically, I don’t really care. I love people that are willing to sacrifice some of their advantages in life because he’s gotten to this position of having a significant income stream and he’s like, I’m going to instead of just like, pocketing all of it and just gathering it all up. He’s like, no, I’m going to reinvest this and people I see that are doing cool things, because I think we need more people in this fight, and I want to help them in that and if it makes him more money on the back end, cool. And if it doesn’t, that’s also fine because he’s in this for something bigger. I’m in this for something bigger. I shut down my mortgage company, I was making a ton of money, because I knew that I had a bigger calling in this moment. And I feel like there’s a lot of people out there particularly those that are listening right now that probably feel similarly. But they’re still clocking in into their nine, nine to five with this fucking corporate job that doesn’t give a shit about them that hates them that makes them go to DEI meetings where they have to describe in detail why they’re fatally flawed because of their genetic makeup. I mean, it’s insanity. And I just, man, I don’t even know that’s just a rant for you.

Michael Seifert: Good one, and by the way, what's really interesting and I hope this actually gives you some hope and to anybody who's listening. What you just described these corporate struggle sessions that are taking place around the country that remind me more of like Pol Pot's Cambodia than they do about like a functioning capitalist company. You know, those, those are really happening. And what's cool is that a lot of those disenfranchised employees that are being tired, that are tired of just hearing all day long, that they're evil because they're white, are actually leaving those companies and they're coming to work for us. Like we have 800 applications in our inbox. Right now. Like, I feel bad. We can't get to all of them. We have hired like executives from Target. We have hired like chief architects from Yelp. I mean, we have taken these employees that are so pissed off at what's happening with these companies. And we built this dream team with it. So, you know the more that corporate America continues to commit like this weird sort of struggle session driven suicide, it's only helping companies like us that are in this parallel economy, get the right people the right investors because investors are tired of it, and the right opportunity to advance you know, we actually we grew this company without venture capital, without Sequoia calling me or some big bank. Like we don't have any of that in our in our disposal. But we have an incredible group of investors that are ideologically aligned it are aligned that are ready for an economic revolution here that are tired of this centralized form of government led business and they're ready for the return to an economic system that ultimately I don't know that we've ever really fully seen, like, like back before the establishment of the Federal Reserve. We want to talk Jekyll Island and maybe what happened before that like maybe that's an economy that we can all get behind but really, becausesince then, you know, since the 1910s, like this economy has been, you want to go back to ESG and central banker led values driven economy like we can go all the way back there.

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Clint Russell: Well, it's because of the progressive era. You're absolutely right. And but the Progressive Era is now the progressive everything. I mean, it is in everything and I never thought, I never thought Michael that they could actually infiltrate the biggest businesses. I was like, there’s no way there's such an antagonistic relationship between the regulatory bodies and big business and at least it had been in most of my life. And then somewhere in the 2010 arena, it just completely flipped on its head. It was basically after the Great Recession and the bailouts it was like, Alright, now we know that like if you do the bidding of the government, it doesn't matter how despicable your behavior we're gonna bail you out. And if you are not our ally, if you do actually have a contentious relationship with the regulators, well, then we're just going to let you go bankrupt. And I think that that message just ripped through the economy and all of the biggest corporations were like, We need to have a good relationship with the government and the central banks and the bankers said the central banks have to be our best friends. We have to have access to the Fed window. We've got to have access to the bailouts when, you know, inevitably the boom bust cycle comes and strikes again. It's like and then you on top of that, you have the ESG and the DEI, which allowed it to infiltrate its way through the non-financial institutions into like the broader economy, and now it's everywhere, but to end this on a positive note.

Because of that, they are extraordinarily bureaucratic, they're not innovating. They're not hiring, you know, actual, interesting people. People that are actually thinking for themselves because it despite the fact that they market it as being about diversity and equity inclusion. There's nothing diverse about their worldview. You know, there's no there's no creativity that's happening with these people and, and in their art in their products. You see it, you see that they are falling apart. They cannot, they can't produce any of the cool innovations that they used to. But those that see what you and I see the investors in particular the capital that's being deployed into these businesses, those entrepreneurs that we're describing, those are the people that are free thinking those are the people that will innovate. Those are the tycoons of the future. And I am extraordinarily hopeful that we will see the richest people on earth come from this era from this dark period where it seems as if all hope is lost, but I genuinely believe that there are some entrepreneurs out there you may be one of them for all I know, that ends up being just a massive influence in the future American economy and God willing, it'll be you and more people that are listening to this right now that get inspired by your story. Thank you so much for joining me, Michael.

Michael Seifert: Thank you, Clint.

Clint Russell: You want to tell people how they can follow you support you anything else.

Michael Seifert: Would love to. You can check out the app or the website and PublicSq.com. Or on desktop or iOS or Android whether you're an iPhone or a Google Play, excuse me if you're an Android user. So PublicSq.com is the best place you can go, you'll find all of our social media and things like that there. I'm actually on TimCast IRL, next Wednesday.

Clint Russell: No kidding.

Michael Seifert: So, tune in there heading to make the trip up to the northeast from southeast.

Clint Russell: Very cool.

Michael Seifert: Yeah, Clint, this, this is an honor. Great to talk to you, and we encourage people to join the movement. Shop your values it matters and it really will change things

Clint Russell: Hell yeah folks. I love it, and make sure you guys support, you know, independent creators like Liberty lockdown by going to Liberty lockdown.locals.com We’re out.

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Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) has filed a registration statement on Form S-4 (as amended and as may be further amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-J, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PublicSq. and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus (the “IPO Prospectus”) filed with the SEC on June 9, 2021, in connection with Colombier’s initial public offering, Colombier’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 24, 2023, and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

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Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to obtain the approval of the Proposed Transactions from the stockholders of Colombier and PSQ, respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to satisfy and maintain the listing of Colombier’s securities on the New York Stock Exchange or another national securities exchange, (x) changes in the competitive industries and markets in which PublicSq. operates; variations in performance across competitors, changes in laws and regulations affecting PublicSq.’s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of PublicSq. to achieve its business and consumer growth and technical development plans, (xiii) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xiv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xv) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s IPO prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2022, as filed with the SEC on March 24, 2023, and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

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Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq., or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

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